

JOIN THE TAMPON TRIBE COMMUNITY

Raised $305,269 from 277 investors

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Organic, 100% cotton tampon, pad, and pantyliner subscription service

Tampon Tribe is an online membership subscription service for toxin-free, plastic-free, 100% organic cotton tampons, pads, and pantyliners. On average, someone will spend upwards of $5,600 in their lifetime on tampons—and a majority of those tampons will contain chemical dyes, additives, and bleaches. We're giving people both the convenience of having their menstrual products delivered straight to their door every month and safety-of-mind with high-quality, 100% organic certified tampons.



Jennifer Eden
CEO
International marketing and business development expert with 20+ years in media and growth.



100% certified organic cotton tampons, pads and pantyliners.

Why you may want to invest

1 Raised $119,119 from 189 Wefunder investors in April 2017.

2 70% of all U.S. women use tampons; $3 billion menstrual product market in the U.S. alone.

3 9,600 - average number of tampons used over a lifetime. $5,600 - average amount spent on menstrual products over a lifetime.

4 876% net subscriber gain in 12 months.

5 Plastic-free and GOTS certified.

6 Partnered with Girls Health Ed. to help young women reach and exceed their goals

7 400,000 products sold; corporate placements, universities, wellness centers.

Our Ambition

The menstrual product market is $35 billion globally and $5.9 billion in the U.S., with 70% of U.S. women using tampons. We believe the marriage of the subscription economy and menstrual products is a formula for success. We will become the go-to subscription-service for menstrual products by providing top-notch products more affordably than our competitors do. No other company provides organic cotton tampons, pads, and pantyliners with biodegradable applicators for only $10/month.

tampontribe.com

Santa Monica, CA 🐦 | f | ⓘ

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retail   ecommerce   female founder

Why I Like Tampon Tribe

As CEO of Expert DOJO I have had the pleasure of working with Jennifer Eden and cannot speak highly enough of her as an entrepreneur. As Founder of Tampon Tribe

cannot speak highly enough of her as an entrepreneur. As Founder of Tampon Tribe she has demonstrated all the skills and qualities of a successful entrepreneur. She builds great teams, leads from the center and after starting and growing a number of businesses she knows what it takes to create success in business. Tampon Tribe will be one of the great subscription companies of 2017 and Jennifer will be there at the helm.



Brian Macmahon
EXPERT DOJO, CEO

I have known Gaby for over 10 years and during that time she has become a great friend and someone who I respect as an entrepreneur and businessperson. I have sat in on many business meetings with Gaby, both as an observer and as a participant and have always been impressed by her motivation, business acumen and fairness when dealing with business associates. I am certain that given her character Gaby will be successful in any undertaking to which she applies herself.

Ray Kelly
Partner at BlueStar AMG

Jennifer Eden is one of those entrepreneurs who is starting a movement with hopes to influence the world. She is creating fun and powerful tribe of men and women who want to help provide women with access to certified organic, toxic-free, and affordable tampons. This is no easy feat, but if anyone can do it, Jennifer can and will. Her drive, passion, and keen sense of community is what has drawn me and hundreds of people to support the Tampon Tribe.

Ryan Foland
Managing Partner, Influence Tree



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A Subscription for What You Use Every Month

We're a subscription service for certified organic tampons and pads.

Our mission is to level the playing field when it comes to organic menstrual products and to stop the search for tampons each month. Tampon Tribe is an affordable monthly delivery of certified-organic cotton tampons that are toxin and chemical-free. Our applicators are compostable and our packaging is made from recycled materials – no plastic. Period.

 

How We've Grown Since Our Last Raise

100% net subscriber gain since Q1 2017.

We officially launched in early 2017. We finished the year with just under 2,000 subscribers. In Q1 of 2018, we continued to grow. Our average spend per customer has also grown 50%, increasing from $8 a month to $13 a month. We also added plastic-free pads and pantyliners to our line, and introduced the MashUp product, combining all three products.

Two new revenue streams.

Corporate Partnerships   **Retail**

 





























Our corporate partnerships, which include Exhale Spa, Orange Theory, Cross Campus, a film production studio, and other workplaces, act like a single high-paying subscription customer. We've run promos with the displays and have seen individuals sign up for their own subscription. We've also had a couple universities order with us -- those are $1,000+ orders.

ORGANIC TAMPONS

We started a small retail line to complement the subscription line. We're now at all four Erewhon stores, a chain of high-end natural health grocers in Los Angeles. With retail, we're able to bring in customers that we don't reach with subscription. We recently signed on as a vendor with Urban Outfitters in their wellness shops, and are a new vendor with education giant First Book.

The Subscription Economy: 100% Year Over Year Growth

Consumers are demanding convenience with consistent quality—this is the answer.

The Subscription Economy has grown by more than 100% year over year for the last five years. There have been many high-profile acquisitions and IPOs, including when Unilever purchased Dollar Shave Club for $1 billion.

Dozens of of Fortune 100 companies have adopted the subscription model as part of their business.

DOLLAR SHAVE CLUB — SHAVE TIME. SHAVE MONEY.
HARRY'S
THE HONEST CO.
JUSTFAB™
BIRCHBOX
TRUNK CLUB® MEN'S OUTFITTERS
GrubMarket
Cratejoy

Menstrual Products Are a $5.9 Billion Market in the U.S. Alone

The global market is worth $35 billion and is estimated to grow to $40 billion by 2021.

Tampons, pads, and other feminine hygiene products are essentials. Already, 70% of U.S. women say they use tampons every month and spend an average of $120 every year on pads and tampons.

9,535

Average number of tampons used over a lifetime

$5,535

How much a woman will spend on hygiene products over a lifetime

How We're Different: 100% Cotton + Non-Toxic

Common, store-bought tampons contain toxins, perfumes, dyes and chemicals.

We did an experiment where we placed our tampons along with store-bought tampons into water. Our tampons stayed in-tact, they absorbed the liquid and you could wring the liquid out. But the storebought tampons broke up and released fibers everywhere. The same thing could happen inside of a woman's body—which is why we create only the highest quality products.

ORGANIC

100% certified organic cotton, GOTS, ICEA.

TOXIN FREE

No chemicals, bleaches, dyes, additives, or plastics.

BIODEGRADABLE

Our applicators are 100% compostable (and comfy, too).

SUSTAINABLE

Sustainable manufacturing practices & recycled packaging.

Hear From Our Customers

Customers love high-quality products with their bodies and the environment in mind.

"

Love Tampon Tribe for so many reasons! Their tampons are 100% certified organic cotton and toxic-free. No chemical bleaches, no perfumes, dyes or yucky material in your most

"

Organic tampons are so important to use! Cotton is the dirtiest crop we have, full of pesticides. 85% of tampons contain Monsanto's glyphosate. An ingredient in their





sensitives area. All of their products and packaging are manufactured sustainably made from recycled materials and compostable."

- *My Faves Journal*

Roundup herbicide that has been ruled a likely carcinogen by the World Health Organization. We demand organic food, skincare, even clothing, sheets & towels...why not tampons?"

- *Green with Tiffany*

Hear From the Experts

Organic is the leading trend and personal hygiene is the next niche to tackle.

"

Organic tampons represents the most promising breakthrough in recent times, which is generating significant market interest supported by rising concerns regarding synthetic tampons and the unsettling statistics of toxic shock syndrome (TSS) cases reported in the past."

- Global Industry Analysts, Inc

"

A 2015 study on the U.S. Organic Industry found that sales of organic non-food products, for 8% of the organic market, posted the biggest percentage gain in six years. Among non-food items, the survey showed that fiber and organic personal care items were the standout categories."

- Non-Wovens Industry

Our Journey So Far

We started by building our Tribe. Now, we're ready to ramp up production, refine business operations, and accelerate growth.

October 2015

Tampon Tribe Conceptualized

An idea is born out of necessity and passion. R&D begins.

January 2016

Manufacturing Pipeline

European partner secured, operations system setup.

September 2016

Official Tampon Tribe Launch

Female Comedy Launch Laughs party packs the house and kicks off pre-orders. Launch video campaigns, social media integration and brand ambassadors.

Q1 2017

First Orders Shipped

Added MashUp to our product line.

Q3 2017

1K Subscribers and Corporate Partnerships

Corporate accounts include Orange Theory, Exhale Spa, and various universities

Q4 2017

EREWHON
ORGANIC GROCER & CAFE

2K Subscribers and Started Retail Sales

Entered 4 Erewhon stores, and signed vendor contract with First Book.

Q1 2018

2.5K Subscribers and Growth

Increased average customer spend from $8 to $13.

March 2018

Urban Outfitters and Amazon

Signed vendor contract with UO and initiated Amazon sales trial.

May 2018

GEORGETOWN UNIVERSITY

Won First Place Georgetown Alumni Startup Prize

Took home $7,000 cash prize.

Q3 2018

Growth Phase

Increase inventory, hire operations team to fulfill orders, and increase marketing spend.

Q1 2019

10K Subscribers Target

Join Us

Tampon Tribe is an engaging, energetic business with a mission to end period panic and save the world, all at once. We deliver a customized organic cotton tampon and pad selection to your door, every month.

As we're a non-traditional company set on disrupting the $16-billion feminine hygiene industry (in the U.S. alone), we decided to seek out game-changing investors like you, via WeFunder, who want to join us on our quest.

Aside from the proven success of subscription models such as Dollar Shave Club and Birchbox, Tampon Tribe is intrinsically committed to providing access to organic cotton tampons and pads to all women - something that should have happened a long time ago. We have a burning ambition to have product lines dominate the corporate and commercial sphere and become an international household name.

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Meet the Founders



Jennifer Eden
CEO
International marketing and business development expert with 20+ years in media and growth.



Gabriela Alves
COO
20+ years of experience as owner and manager of businesses across three continents.

AND THE REST OF THE TEAM



Giana Korth
Founding Member
Georgetown Alum. Leads client strategy, sales operations, and business development.



Tracey Martin
Founding Member
Brown Univeristy Alum. Leads global sales operations and branding.



Raised **$305,269** From **277** Investors

FUNDING HISTORY



Aayush Gupta
Investments for long term returns , while head down with skill , idea and platform to grow.



Jeffrey Gaul
Veteran and happy father of three.



Joshua Brigman
Love numbers! I followed the signs to this website. Now I'm here to stay.



Stephen Realiza
5+ years in direct sales / relationship marketing, with a diversified portfolio in several industries and sectors both as a distributor and investor.



Kim David Kwiatek
Emergency Physician, entrepreneur, owner of abcscribes (accurate bedside charting)



Anna Morrison
Investor.

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Interview

WF: What does Tampon Tribe do? ⌄

+ EXPAND ALL

TT: Tampon Tribe provides 100% certified organic, cotton tampons through a monthly subscription service and the retail market. They're toxin-free, plastic-free, and completely compostable. Tampon Tribe started to fill the very big void in the market that currently exists in terms of organic menstrual products. I was looking for organic products myself and realized that they're really hard to find and are extremely expensive.

Our mission is to disrupt the market and provide affordable access to organic menstrual products for people everywhere. In southern California, if we have the

money, we can go to Whole Foods and buy a couple of the options they have there, though they are limited. However, many people don't live near a Whole Foods or have the money to spend on organic products.

So, in the beginning of 2017, we started out with a subscription service to fulfill that need. We quickly gained traction with the subscription line and expanded into select retail venues as we saw a need there as well.

WF: Tell us about your tampons and what makes them different. ⌄

WF: Can you take us back to the beginning? How did you get started? ⌄

WF: Who are your customers? ⌄

WF: How have you grown since your first raise? ⌄

WF: What's the split of your own marketing versus influencer marketing? ⌄

WF: How do your corporate partnerships work? ⌄

WF: Why is the subscription model right for tampons and other feminine hygiene products? ⌄

WF: How did you decide to expand from a subscription-only service to now offering both subscription and retail options? ⌄

WF: Who are your competitors and what differentiates you from them? ⌄

VIEW ALL QUESTIONS



Ask a Question ⚙

Type your question here...   ASK QUESTION

Satwik Bardhan   Jan 31 2017 ⌄
Are you looking to secure, or have secured any patents ?
ANSWER   IGNORE

Satwik Bardhan   Jan 31 2017 ⌄
What are your subscriber and revenue projections for the full year? And what are your sales since inception ? What is the monthly average $ value that a customer is paying you today ?
ANSWER   IGNORE

Alan KESLER INVESTOR   Apr 16 ⌄
How is the company doing?
ANSWER   IGNORE

Shane Johnson   Oct 7 ⌄
Where can I get basic information in terms of historical funds raised, and both historical & pro-forma financials? Thanks, Shane
ANSWER   IGNORE

William Holman   Sep 6 2017 ⌄
Any updates?
ANSWER   IGNORE

Dana Marble   Feb 13 2017 ⌄
A lot of the value add behind this product, aside from the subscription model, revolves around the avoidance of toxic shock. Do you have any data which can substantiate the claim that a) existing tampons cause toxic shock in more than a few isolated cases? B) can you substantiate that cases of toxic shock is caused by the chemical composition of competitor products and not, for instance, leaving a tampon in too long? I would be concerned if it turned out the cause and effect of tampon use to toxic shock didn't hold up to scrutiny.
ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   edited Feb 19 2017 ⌄
Hi Dana - there is a lot of literature that you can read on the topic. Here is one article from WebMd: *http://www.webmd.com/women/guide/understanding-toxic-shock-syndrome-basics#1* they quote "It also seems to matter what the tampon is made of. Polyester foam provides a better environment for the growth of bacteria than either cotton or rayon fibers." As we are certified organic cotton and have no added toxins/chlorine bleaches (linked to cervical cancer), we hope to reduce TSS as much as possible. We also offer organic cotton pads, which many people prefer to use to avoid instances of TSS altogether. A recent article that you may be interested in:
http://www.naturalnews.com/055477_feminine_hygiene_products_toxic_chemicals_womens_health.html

Kenneth Roberts   Feb 9 2017 ⌄

I like the concept, plus I like the market size. I use Harry's razors. I was talking with my
wife and she said when she did use tampons, she liked the plastic holder because
insertion was easier and smoother than cardboard and didn't seem to catch, snag, rub,
whatever word you want to use on the tissue and skin. She also mentioned that she
bought in bulk at Costco and the price per was significantly cheaper. Your comments
please.

ANSWER   IGNORE

 **Jennifer Eden** CEO `FOUNDER`   Feb 18 2017 ⌄

Hi Kenneth, yes, the market size is indeed a good one. There are tampon
users who prefer plastic, but with our environmental mission, which also
resonates strongly with millennials and the bulk of our consumers, we are
passionate about not polluting the environment with unnecessary plastics
(each woman throws our about 6,000 plastic applicators in her lifetime) -
check out the new film A Plastic Ocean if you need convincing ;) The
cardboard that we use is very smooth and has a tapered tip, so it's
comfortable and we've received no complaints. In terms of Costco - yes, you
will be able to buy cheap, non-organic, non-cotton products cheaper. We
focus on high-quality, certified organic, toxic-free products that are cheaper
than the comparable shelf/store products.

Travis Frieri   Dec 1 2016 ⌄

How many subscribers do you have already?

ANSWER   IGNORE

 **Jennifer Eden** CEO `FOUNDER`   Dec 6 2016 ⌄

Hi Travis. Our Indiegogo pre-orders hit $5,888 with 120 subscribers in a
month, and we have been steadily gaining more each day. Yesterday
Tampon Tribe hit the #2 ranking on BuzzFeed's top subscription boxes list
(yeah!) and we have received almost 100 new orders in the past 24 hours,
which is great market validation for us and with PR efforts scheduled to
escalate, we expect the momentum to build. Here is the article - check it out
and do let me know if you have any further questions. Best regards,
Jennifer.
https://www.buzzfeed.com/elenamgarcia/all-you-need-is-love?
utm_term=.lc1q1MK2Z#.tkzodB1Pr

Aliza Knox   Jan 31 ⌄

Hi. I meant to invest, but haven't gotten around to it yet. Can I still do so?

ANSWER   IGNORE

 **Jennifer Eden** CEO `FOUNDER`   Jan 31 ⌄

Hi Aliza! I just checked with WeFunder and as the round is closed, we can't
accept new investments. If you let me know your email I can keep you up to
date on any future raises. Best, Jennifer.

Matt Rafeld   Jan 25 ⌄

I'm having a difficult time with the multiple times that you sent someone to your e-mail
when they were asking questions that I think a lot of us wanted to know. To be
perfectly honest, I would check with the Wefunder compliance folks if I were you
before the close to, possibly, keep yourself out of hot water. These Q&A boards are
designed to inform the investor given the lack of information given in these markets. I
love the idea, love the concept and your plan. I was just concerned that, when asked
about financials or what this actual investment is (as with Alain), you sent people to e-
mail instead of releasing this pertinent information to potential investors.

ANSWER   IGNORE

 **Jennifer Eden** CEO `FOUNDER`   Jan 25 ⌄

Hi Matt! Thank you for your email - our ProForma and Financials are in
Excel, so I cannot attach them here - we are totally transparent with all
figures - what is it that I can help you with? Also, if you check the SEC filing
and links, all of the financials are there ;)

Mohammad Sarhan   Jan 10 ⌄

Hi-

In December of 2016 in response to a question you replied with

"Our app, planned for 2017, will exemplify this with an education component, customer
acquisition and retention tools, and partnerships with useful/aligned apps such as a

period tracker."

Is this something you're still working on? If so, why the delay? Thanks!

ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Jan 15 ⌄
Hi Mohammed! When we conducted a cost/benefit analysis, the price now
of app development at this stage of the company was not prudent. In our
research it also did not appear to bring equitable benefits to users or to
growth. We have worked with several companies in the period space in
terms of partnerships, and as more funds become available, we will look at
new tech iterations. Thanks for your follow-up, we will keep you posted!

Adam Moussa   Oct 1 ⌄
I'm interested, but the 1000 invest point seems high. Have you considered entry at 100
or 500 for those of us who can only afford to contribute at lower amounts?

ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Oct 1 ⌄
Hi Adam! Thanks for your message - our last WeFunder round had entry at
$100 ;) This is our second WeFunder raise, so the entry point is a little
higher. Best, Jennifer.

David Miller   Sep 26 ⌄
Jennifer -- Are the terms of the prior convertible note, beyond just the 3% interest rate,
substantially the same as these notes? If not, what are the differences. Also, once you
do a "professional" financing, there will be board seats. Are you thinking about a board
seat to represent the interest of investors in these converts? -- Thanks, David

ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Sep 26 ⌄
Hi David - thank you for your questions. The terms of both notes are indeed
substantially the same - the valuation cap on the current note increased to
reflect company growth and the level of risk that was mitigated between
the raises. Having a board seat to represent the interest of investors is a
great move - this is something that we have considered and will likely
employ. We greatly value our early investors and always aim to exceed
everyone's expectations to boost future returns. Our terms on both sheets
are very fair and reflect our commitment to, and appreciation of, our
investors. - Best, Jennifer.

Bradford Chan   Sep 7 ⌄
Just wanted to know what those bank fee expenses are for in your financials?

ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Sep 19 ⌄
Hi Bradford! Thank you for your patience - I just now saw this question ;)
The bank fees are a combination of transaction fees for customer
purchases, account fees and wire transfer fees. I hope this helps! Jennifer.

Austin Accursio   Aug 19 ⌄
What are your current sales? What are you manufacturing each item for? What are you
selling each item for?

ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Aug 20 ⌄
Hi Austin! Our profit margins are at 55% with an eye to move to 60% and
above as we scale.

Austin Accursio   Aug 19 ⌄
Do you have any patients?

ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Aug 20 ⌄
Hi Austin - we have registered Trademarks.

Colby Shores   Aug 19 ⌄
Hi Jennifer. I really belive in your product and company so I went ahead and placed an
investment after speaking with a couple of female friends.
My question is wither or not a subscriber could specify her recurring Tampon Tribe
delivery date. For instance a few days before her cycle?
Thanks in advance

ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Aug 19 ⌄
Hi Colby and thank you for your investment and support! Yes, the dates and
frequencies can easily be adjusted to suit a subscriber's cycle -
subscriptions can also be placed on hold for travel and easily restarted. Our
plan is to improve the UX/UI so customers can also add new products to
their orders, increasing average spends and revenue. Best, Jennifer.

Alan Aspera   Aug 17 ⌄
Hello Jennifer,

Is $107,000 really the maximum target for this fundraising campaign as stated at the
top?

Thank you,
Alan
ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Aug 17 ⌄
Great question Alan - this is to do with the level of financials submitted to
the SEC for the raise - the $107k is what we submitted for to start - as we're
getting very close to that level, we will most likely submit more to the SEC
to enable a higher raise. I hope this helps! Jennifer.

Andrew West   Aug 17 ⌄
Amazon is watching you and if they see a very profitable platform they'll simply
replicate you at a lower cost. What will you do about that inevitable future
competition?
ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Aug 17 ⌄
Hi Andrew! The barriers to entry in the GOTS-certified organic, ICEA-
certified sustainable, hypoallergenic and plastic free feminine hygiene
market are actually quite high. We are looking to mitigate Amazon/cheap
entries this with super strong branding, a play on the highest quality
available (not the cheapest) and brand/marketing positioning/alignment
within these markets. As we scale we will also see costs fall which will allow
us more room to move if need be.

Radford Tam   Aug 17 ⌄
For your subscriber base, what is your cost of customer acquisition and what is the LTV
for the average customer?
ANSWER   IGNORE

 **Jennifer Eden** CEO FOUNDER   Aug 17 ⌄
Hi Radford - we work on a $15 CPA with our current LTV more than
7 months, which is great and well above industry averages. We only have 18
months of data to work with, so we expect the LTV to continue to grow as
we do and we are currently adding customer retention strategy which we
will also improve with this round of funding in terms of UX/UI. Thanks for
your question!

(MORE QUESTIONS)



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